February 7, 2017

Mail Stop 4631

Via E-Mail
Mr. Michael Panosian
Chief Executive Officer
ToughBuilt Industries, Inc.
655 N. Central Ave., Suite 1700
Glendale, CA 91203

       Re:     ToughBuilt Industries, Inc.
               Draft Registration Statement on Form S-1
               Submitted January 11, 2017
               CIK No. 1668370

Dear Mr. Panosian:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please reconcile your disclosure that you may elect to comply with certain reduced public company reporting requirements with your disclosure on page 2 regarding the exemptions that you intend to utilize.
 Michael Panosian
ToughBuilt Industries, Inc.
February 7, 2017
Page 2

3. We note your reference to a representative of the underwriters. Please revise your registration statement to clarify the number of underwriters.

Prospectus Summary, page 1

4. We note your disclosure regarding a Service Agreement between you and Belegal
        Industrial Co., Ltd. Please file a copy of such agreement as an exhibit to your registration statement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Risk Factors, page 7

5. Please revise to include a discussion of the risks associated with your history of liquidity shortages. In this regard, we note your disclosure on page 30 and on page F-26.

We have not yet commercialized our new mobile device products . . ., page 11

6. Please reconcile your disclosure that you do not know when or if you will complete the product development with your disclosure in your Business section that you intend to start selling your mobile devices in Q4 2017.

Use of Proceeds, page 24

7. We note your reference to the repayment of debt. Please revise your disclosure to state the interest rate and maturity of the indebtedness you intend to repay with proceeds from this offering. See Instruction 4 to Item 504 of Regulation S-K.

8. We note your disclosure in the Management section regarding employment agreements entered into between you and your named executive officers. Please revise your disclosure to specify the approximate amount of the proceeds that will be used to pay salaries and bonuses payable to your named executive officers in 2017.

Dividend Policy, page 25

9. Please revise this section to include the amount of common stock that is subject to outstanding options or warrants to purchase, or securities convertible into, your common stock. See Item 201(a)(2)(i) of Regulation S-K.
 Michael Panosian
ToughBuilt Industries, Inc.
February 7, 2017
Page 3

Management's Discussion and Analysis of Financial Condition . . ., page 28

10. Please revise your disclosure throughout this section to discuss the specific reasons for the changes in your operating results so that potential investors gain better insight into your results, particularly for trend purposes and discerning future prospects. By way of example, you state that revenues increased on both periods discussed because of recurring sales orders and the introduction of new products. Please specify what you mean by recurring sales orders and specify the new products that contributed to the increase in your revenues. See Item 303 of Regulation S-K.

11. We note that your disclosure regarding Other Expense and Selling, General and
        Administrative Expenses repeats the same disclosure between periods. Please revise to provide updated disclosure. We also note your disclosure that you expect interest expense to decrease in 2016. Please update your disclosure to discuss 2016 results and your expectations for 2017.

12. Please revise your disclosure to discuss the impact on Selling, General and
        Administrative Expenses that you anticipate the employment agreements with your named executive officers will have.

Liquidity and Capital Resources, page 30

13. Please expand your discussion of net cash used in, and provided by, operating activities to explain the underlying reasons for changes in the items that impacted your operating cash flows. In this regard, we note you simply reiterate the information that can be found in your statements of cash flows rather than explaining why these items increased or decreased from period to period. Please revise your disclosure for all periods presented.
        See Section IV.B of the SEC Interpretive Release No. 33-8350.

Business, page 37

14. Please revise this section to include a discussion of the development of the business over the past three years. See Item 101(h) of Regulation S-K.

15. Please revise to include a discussion of the sources and availability of raw materials and the names of principal suppliers. In this regard, we note your risk factor disclosure on page 11 regarding steel. See Item 101(h)(v) of Regulation S-K.

16. Please revise your disclosure to discuss the need for government approval of your products. See Item 101(h)(4)(viii) of Regulation S-K.

17. We note your disclosure on page 37 that features in your products have positioned your line amongst the highest rated products in the professional community. Please provide support for such disclosure.
 Michael Panosian
ToughBuilt Industries, Inc.
February 7, 2017
Page 4

18. Please update your disclosure on page 40 regarding your expectations for home improvement industry spending in 2016 to disclose specifics regarding 2016 spending and your expectations for 2017.

19. Please reconcile your disclosure on page 40 regarding your growing sales in the Middle
        East and Africa with your other disclosure on page 40 that you are seeking to expand into those markets.

New Products:, page 41

Work Clothing Line, page 41

20. Please revise your disclosure to discuss the technology features you are incorporating into your clothing line.

Mobile Device Products, page 41

21.     Please clarify what you mean by "inelegant data."

Mobile Device Market, page 41

22. Please provide us supplementally with a copy of the study you reference by IDG
        Research Services with the relevant portion of the study highlighted to ease our review of the material.

Employees, page 44

23. We note your disclosure that you intend to convert all of your independent contractors to employee status at the beginning of 2017. Please revise your disclosure to provide updated information regarding the status of such independent contractors.

Management, page 45

24. Please revise this section to include a discussion of the information required by Item
        401(f) of Regulation S-K.

25. Please revise the biographical information for Mr. Ohri to include specifics regarding Mr.
        Ohri's employment during the past five years. See Item 401(e) of Regulation S-K.

Agreements with Our Named Executive Officers, page 49

26. Please move your disclosure on page 51 regarding the employment agreements with Mr.
        Ohri and Mr. Khachatoorian to this section.
 Michael Panosian
ToughBuilt Industries, Inc.
February 7, 2017
Page 5

Potential Payments to Messrs. Panosian and Keeler upon Termination . . ., page
50

27. Please revise to include a discussion of similar payments to Mr. Ohri and Mr.
        Khachatoorian.

Stock Option Plan, page 52

28. We note your tabular disclosure that 2,000,000 shares remain available for future issuance. Please reconcile such disclosure with Section 2.1 of Exhibit
4.7 which states
        that 12,000,000 are authorized for issuance under the plan. In this regard, we also note your disclosure on page 58 that the maximum number of shares authorized under the plan is 2,000,000.

Certain Relationships and Related Party Transactions, page 55

29. We note your disclosure regarding services provided by Mr. Ohri, your general counsel and an independent contractor. Please expand your disclosure to discuss in more detail the services provided by such individuals. Please also file as an exhibit the agreement, or if oral, a description of such oral agreement, that memorializes the terms of the agreement for such services between the parties. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Underwriting, page 60

Lock-up Agreements, page 61

30. Please file a copy of the form of lock-up agreement as an exhibit to your registration statement.

Financial Statements, page F-1

General

31. To the extent necessary, please update your financial statements and financial information to include the year ended December 31, 2016. Refer to Rule 8-08 of
        Regulation S-X.

Balance Sheet, page F-2

32. Please revise your updated balance sheet to reflect your deferred debt issuance costs as a direct deduction from the senior secured convertible debentures. Refer to ASC 835-30-
        45-1A and ASC 835-30-65-1.
 Michael Panosian
ToughBuilt Industries, Inc.
February 7, 2017
Page 6

Note 10   Stockholders' Equity, page F-14

33. We note that in January 2016 you sold 1,693,500 shares of your common stock to management, consultants and friends and family for $10,161. In connection with this transaction, you recognized compensation expense of $599,499 which implies a per share fair value of $.36. Please address the appropriateness of this fair value in light of your
        January 2016 Private Placement in which you sold 122,167 units for $3.00 per unit with each unit consisting of one share of common stock and one redeemable Class A Warrant.

34. Please explain the appropriateness of using a 1.1% assumed risk free discount rate in your Black-Scholes option pricing model for estimating the fair value of the warrants granted in connection with your January private placement.

Note 12   Subsequent Events, page F-16

35. Please revise your footnote to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Sale of Debenture, page F-17

36. We note that in October 2016 you consummated a debt financing whereby an investor purchased $5,700,000 senior secured convertible debentures. Under the terms of the debenture, you also issued 168,750 shares of Class B Convertible Preferred Stock. With reference to the appropriate authoritative literature, please tell us and ensure your updated financial statements fully explain how you accounted for these securities. In addition, please clarify whether the conversion features associated with both the convertible debentures and the Class B Convertible Preferred Shares contain an embedded derivative that should be bifurcated and accounted for separately. Specifically, address (i) the subsequent equity sales adjustment that may be made to the $5.00 Standard Conversion price related to your convertible debentures conversion price and (ii) the "full-ratchet anti-dilution provisions associated with your Class B Convertible Preferred Shares. Refer to ASC 815-40-15 which addresses when an instrument that meets the definition of a derivative is considered indexed to the company's own stock for purposes of applying the scope exception in ASC 815-10-15-74(a). Also refer to Example 9 in FASB ASC 815-
        40-55-33 and 55-34.
 Michael Panosian
ToughBuilt Industries, Inc.
February 7, 2017
Page 7

Class B Convertible Preferred Stock, page F-17

37. Please tell us, and ensure your updated financial statements clarify how, you accounted for your October 2016 issuance of Class B Convertible Preferred Shares and Warrants.
        Ensure you address the need to separately account for any embedded derivatives related to these shares and related warrants. Specifically, tell how the "full-ratchet" anti-dilution provisions were considered. Refer to ASC 815-40-15 which addresses when an instrument that meets the definition of a derivative is considered indexed to the company's own stock for purposes of applying the scope exception in ASC 815-10-15-
        74(a). Also refer to Example 9 in FASB ASC 815-40-55-33 and 55-34.

Notes to Financial Statements, page F-26

General

38. You disclose on page one of your filing that your current product line includes three major categories, Soft Goods, Sawhorses & Work Products and Kneepads. Please
        disclose revenues for each type of product category pursuant to ASC 280-10-50-40.

        You may contact Tracey McKoy (Staff Accountant) at 202-551-3772 or Jeanne Baker
(Staff Accountant) at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any other questions.


                                                              Sincerely,

                                                              /s/ Jay Ingram

                                                              Jay Ingram
                                                              Legal Branch
Chief
                                                              Office of
Manufacturing and
                                                              Construction

cc:     Henry C. W. Nisser, Esq.
        Sichenzia Ross Ference Kesner LLP